FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Appoints Alonso Quintana as Chief Executive Officer

Mexico City, March 26, 2012 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced that its Board of Directors appointed Alonso Quintana Kawage as the new Chief Executive Officer, effective July 1, 2012. Mr. Quintana Kawage is currently Chief Operating Officer and head of the Executive Committee. He succeeds José Luis Guerrero Álvarez, who has served as CEO since 2007.

Alonso Quintana joined ICA in 1994, holding several operational positions in our business units. He has been a member of ICA’s senior management team since 2007 and a member of the Board of Directors since 2008. He became Chief Operating Officer and head of the Executive Committee in July 2011. From 2007 to 2011, he served as Chief Financial Officer, where he led the efforts to secure financing for such landmark projects as the La Yesca hydroelectric project. In addition, he led several international equity and bond offerings. Mr. Quintana is a civil engineering graduate of the Universidad Iberoamericana, and has an MBA from the Kellogg School of Management of Northwestern University in Chicago.

The Board also approved the retirement of José Luis Guerrero. Dr. Guerrero will continue to be a member of the Board of Directors of ICA and Chairman of the Board of OMA, our publicly-listed subsidiary that operates airports.

Bernardo Quintana, ICA’s Chairman of the Board, said, “Today’s announcement is the next step in a process of renewal of ICA’s senior management team that began in 2007. Since then, we have been steadily promoting a new generation of leaders across the organization.  The Board’s appointment of Alonso Quintana as CEO is a recognition of his leadership and contributions as Chief Operating Officer, head of the Executive Committee, and Chief Financial Officer.  During this period, ICA embarked on a phase of growth and increased profitability, securing our position as the leading company in the construction and operation of infrastructure in Mexico”.

Bernardo Quintana continued, “I also want to express my appreciation to José Luis Guerrero for his outstanding service to ICA over 33 years.  As CEO and during two terms as CFO, José Luis contributed tremendously to ICA’s evolution and successes.  We will continue to benefit from his counsel and experience on the Boards of ICA and OMA.”

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relacion.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx/ir.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Investor Relations	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2012
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer